Our File Number: 42282.00005

Writer’s Direct Dial Number: (954) 468-1373

Writer’s Direct Fax Number: (954) 888-2002

Writer’s E-Mail Address: gschmidt@gunster.com

January 17, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attn: Julia Griffith

Re:	Professional Holding Corp.

Registration Statement on Form S-1

Filed January 6, 2020

File No. 333-235822

Dear Ms. Griffith:

On behalf of Professional Holding Corp. (the “Company”) and in response to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated January 10, 2020 to the Company (the “Comment Letter”), we are submitting the following information.

Concurrently with the submission of this letter, the Company is publicly filing Amendment No.1 to its registration statement on Form S-1 (the “Amendment”). For your reference, copies of this letter, along with clean copies of the Amendment and copies marked to show all changes to the Registration Statement on Form S-1 filed on January 6, 2020, are being delivered to the Staff under separate cover. The changes reflected in the Registration Statement include those made in response to the Staff’s comments and certain other changes that are intended to update and clarify certain information.

The Company’s responses are numbered to relate to the corresponding comments in the Comment Letter. For your convenience, each of the Company’s responses is preceded with an italicized recitation of the corresponding comment from the Comment Letter.

Form S-1 Filed January 6, 2020

Note B - Pro Forma Adjustments, page 32

Las Olas Centre, Suite 1400, 450 East Las Olas Boulevard • Fort Lauderdale, FL 33301-4206 | 954-462-2000 | Fax: 954-523-1722 | www.gunster.com

BOCA RATON • FORT LAUDERDALE • JACKSONVILLE • KEY LARGO • MIAMI • orlando • PALM BEACH • STUART • TALLAHASSEE •
tampa • VERO BEACH • WEST PALM BEACh • Winter Park

U.S. Securities and Exchange Commission

January 17, 2020

1.	We have reviewed your response to prior comment number 1. We note that the option fair value of $6,916,549 is based on MBI options vested and exercisable in the amount of 686,329. However, on page 33 of Note B - Pro Forma Adjustments (i) and page F-75 you disclose that you had outstanding options for MBI of 964,386. On page 16 under the title Prospectus Summary - Recent Developments - MBI Acquisition, you also disclose that all MBI stock options granted and outstanding prior to the closing of the merger will be converted into an option to purchase shares of Professional's Class A Common Stock based on the exchange ratio. Please revise your calculation and related disclosures.

RESPONSE: We acknowledge the Staff’s comment and have revised the pro forma financial information on pages 39 and 43 through 46 of the prospectus and related disclosures to reflect the fair value of all outstanding MBI options, which will be converted into Company options upon consummation of the merger in accordance with the terms of the merger agreement.

We are available to discuss any of the Company’s responses with you at your convenience. Should you have any questions or want to discuss these matters further, please contact me at (954) 468-1373.

Very truly yours,

/s/ Gustav L. Schmidt
Gustav L. Schmidt

cc:	Dietrich King, U.S. Securities and Exchange Commission

Christina Harley, U.S. Securities and Exchange Commission

Gus Rodriguez, U.S. Securities and Exchange Commission

Daniel R. Sheehan, Chief Executive Officer, Professional Holding Corp.

Mary Usategui, Chief Financial Officer, Professional Holding Corp.

Frank M. Conner III, Covington & Burling LLP

Michael P. Reed, Covington & Burling LLP

Christopher J. DeCresce, Covington & Burling LLP

Lisa Roney, Crowe LLP

Robert B. Lamm, Gunster